UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

(X)          Annual Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2008.

or

(   )          Transition Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
For the transition period from ______________ to ___________.

Commission file number 001-03492

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Halliburton Savings Plan
10200 Bellaire Blvd.
Building 91, Room 2NE18B
Houston, Texas 77072

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Halliburton Company
(a Delaware Corporation)
75-2677995
140l McKinney, Suite 2400
Houston, Texas 77010

Telephone Number  –  (713) 759-2600

Required Information

The following financial statements, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, signature and exhibit are filed for the Halliburton Savings Plan:

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits – December 31, 2008 and 2007

Statement of Changes in Net Assets Available for Plan Benefits – Year ended December 31, 2008

Notes to Financial Statements – December 31, 2008 and 2007

Supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2008

Signature

Exhibit

Consent of Harper & Pearson Company, P.C. (Exhibit 23.1)

(i)

HALLIBURTON SAVINGS PLAN
Index to Form 11-K
For the Year Ended December 31, 2008

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits	2

Statement of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4-15

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	16

Signature	17

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Note:  The accompanying financial statements have been prepared in part for the purpose of filing with the U.S. Department of Labor’s Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the Schedule of Assets listed above, are omitted because of the absence of the conditions under which they are required.

(ii)

Report of Independent Registered Public Accounting Firm

To the Benefits Committee of
Halliburton Savings Plan
Houston, Texas

We have audited the accompanying statements of net assets available for plan benefits of the Halliburton Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for plan benefits for the year ended December 31, 2008 in conformity with generally accepted accounting principles in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Harper & Pearson Company, P.C.

Houston, Texas
June 26, 2009

HALLIBURTON SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits

	December 31
	2008	2007
Assets
Cash and equivalents	$24,288	$20,505
Plan’s interest in Master Trust at fair value	2,804,944	4,475,494
Participant loans	128,272	85,755
Net assets available for plan benefits at fair value	2,957,504	4,581,754

Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	22,881	(8,950)

Net assets available for plan benefits	$2,980,385	$4,572,804

See accompanying notes to financial statements.

HALLIBURTON SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits

Year Ended
December 31, 2008
Additions
Interest on loans to participants	$6,991
Plan participant contributions	1,187
Total additions	8,178

Deductions
Plan’s interest in Master Trust net investment activity	1,475,798
Benefits paid to participants	115,189
Investment management fees and administrative expenses	9,610
Total deductions	1,600,597

Net decrease in net assets available for plan benefits	(1,592,419)

Net assets available for plan benefits
Beginning of year	4,572,804
End of year	$2,980,385

See accompanying notes to financial statements.

HALLIBURTON SAVINGS PLAN
Notes to Financial Statements

Note 1.  Description of the Plan

The Halliburton Savings Plan (the Plan) is a defined contribution plan maintained for the benefit of certain employees of Halliburton Company and certain subsidiaries (the Company).  The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The following description of the Plan provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.

Eligibility
Employees of the Company are eligible for participation in the Plan upon completion of three months of service, except those who are among the following ineligible populations: (1) nonresident aliens with no earned income from the Company from sources within the United States of America; (2) employees who are eligible to participate in any other 401(k) plan sponsored by the Company or a member of its controlled group; (3) leased employees or independent contractors as defined in the plan document; (4) employees covered by a collective bargaining agreement unless the Company has specifically extended the participation to the employee group; or (5) employees employed by an operation located in Puerto Rico.  The Company has specifically extended participation to certain employee groups covered by collective bargaining agreements.

Contributions
Employees.  Participants may elect to contribute to the tax deferred savings and/or after-tax savings features of the Plan through periodic payroll deductions.  Participants may contribute up to 25% of their eligible earnings on a pretax basis and up to another 25% of their eligible earnings on an after-tax basis.  The total amount of a participant’s tax deferred savings contributions was limited to $15,500 for 2008 and the 2008 limit for eligible earnings was $230,000.  Any contributions in excess of the $15,500 limit are automatically made to the participant’s after-tax account.
Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution, subject to certain limitations under the IRC ($5,000 per participant in 2008).
Participants are permitted to roll over balances held in other qualified plans or individual retirement accounts (IRA) into the Plan, as specified in the plan document.
Employer.  Participants remaining in the Plan are covered by a collective bargaining agreement that does not currently provide Company matching contributions.

Plan accounts
The Company has entered into a master trust agreement with the Halliburton Company Employee Benefit Master Trust (Master Trust).  The Master Trust was established for the collective investment of certain defined contribution and defined benefit plans sponsored by the Company or its affiliates.  The Plan maintains a clearing account, which invests in a short-term investment fund to facilitate the payment of benefits and receipt of contributions to the Plan.

Investment elections and transfers
Participant account balances may be directed to one of 12 funds or a combination of funds.  The available investment funds are the Aggressive Premixed Portfolio, the Mid Cap Equity Index Fund, the Conservative Premixed Portfolio (CPP), the Balanced Fund, the Large Cap Value Equity Fund, the Bond Index Fund, the S&P 500 Index Fund, the Large Cap Growth Equity Fund, the Non-U.S. Equity Fund, the Moderate Premixed Portfolio, the Small Cap Equity Fund, and the Stable Value Premixed Portfolio (SVPP).
The Halliburton Stock Fund (HSF) currently holds participant investments; however, it was closed to new investments effective January 1, 2007.  Participants may no longer make new contributions, transfers-in, or loan repayments.  The Company provided a three-year sunset period beginning January 1, 2007 allowing participants to transition out of the HSF.  Any amounts not transferred out of the HSF by the end of the sunset period will be liquidated and invested in an investment fund chosen by the Company.  The assets of these funds are held in the Master Trust.
The Plan allows participants to make transfers of their account balances among the funds, subject to the Plan’s investment transfer policy.  The amount of the transfer may be all or any portion of the participant’s account balance.
Effective January 1, 2006, the Plan adopted a new investment transfer policy that places waiting periods on transfers and reallocations into and out of all of the investment funds.  If a participant makes a transfer or fund reallocation out of a fund other than the SVPP, the participant cannot transfer money into that same fund for up to 20 calendar days.  If funds are transferred or reallocated into the SVPP, the number of units that the money represents on the day of the transfer or reallocation transaction is locked in and cannot be transferred out of the SVPP for up to 20 calendar days.  Participants are permitted to reallocate or transfer money into the SVPP at any time.

Administration
The Halliburton Company Benefits Committee (Benefits Committee) controls and manages the operation and administration of the Plan.  The Halliburton Company Investment Committee (Investment Committee) controls and manages the operation and administration of the Master Trust. State Street Bank and Trust Company (State Street) is the Plan’s trustee, and Hewitt Associates LLC is the record keeper.

Participant loans
Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance (reduced by the highest outstanding loan balance in all Company-sponsored plans in the prior 12 months).  A participant may not have more than one loan outstanding at any time.  Loans bear interest at the current prime rate plus 1% as published in the Wall Street Journal as of the first day of each month.  A loan must be repaid within five years (10 years for primary residence loans) through payroll deductions and is collateralized by the participant’s account balance.  If a participant fails to comply with the repayment terms of a loan, the Benefits Committee or its designee may deem such defaulted loan as a distribution when the loan is considered uncollectible from the participant.

Vesting
Participants are immediately 100% vested in their tax-deferred contributions, after-tax contributions, rollover contributions, and the related earnings.  Generally, except as provided in the provisions of the plan document, the participant’s interest in the matching contributions and the related earnings shall become fully vested after the completion of five years of service.
Participants who terminate before becoming fully vested forfeit their nonvested balances in accordance with the terms of the Plan and collective bargaining agreement, as applicable.
Forfeitures are used to reduce future Company contributions.  No forfeitures were used to reduce Company contributions in 2008.  Forfeitures available to reduce future Company contributions were $17,439 at December 31, 2008.

Distributions
Participants or their designated beneficiaries may elect to receive a distribution upon retirement, termination, disability, or death.  Direct rollovers to an IRA or other eligible retirement plans are permitted.  All distributions are made in lump-sum amounts or in periodic installments, at the participant’s election.  Distributions from the HSF may be made in the form of shares of stock or cash.
While employed, each participant may make one in-service withdrawal of $500 or more from his or her after-tax account during a plan year, provided the participant has made contributions to the Plan for at least one year.  In-service withdrawals from all accounts under the Plan are also permitted upon attainment of age 59-1/2.  Further, in-service withdrawals from a participant’s pretax account, rollover account, and after-tax account can be made in the event of a proven financial hardship, subject to limitations under the Plan.

Investment earnings
Investment earnings on participants’ accounts are allocated proportionately based on their relative account balance in each investment fund.

Plan termination
The Board of Directors of the Company may amend, modify, or terminate the Plan at any time.  The Chief Executive Officer of the Company may amend the Plan if such amendment does not have a significant cost impact on the Company or if the amendment is required to acquire or maintain the qualified status of the Plan.  No plan termination is contemplated, but if it should occur, the accounts of all participants would immediately become fully vested and be paid in accordance with the terms of the Plan.

Union decertification
The agreement between the Company and the Bentonite (Colony) Operation collective bargaining unit expired October 21, 2007.  Upon expiration of this contract, the employees became eligible to participate in the Halliburton Retirement and Savings Plan.  The balances in the Halliburton Savings Plan, as of the expiration date of the contract, remain in this plan.

Note 2. Significant Accounting Policies

Basis of accounting
The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.
As described in Financial Accounting Standards Board (FASB) Staff Position Nos. AAG INV-1 and SOP 94-4-1 (As Amended), “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Valuation of investments
The investments in all funds of the Master Trust are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The Plan’s proportionate interest in Master Trust net assets is presented at fair value with an adjustment from fair value to contract value for fully benefit-responsive investment contracts.  The SVPP, which invests primarily in asset-backed contracts that are fully benefit-responsive, is reported at fair value and adjusted to contract value.  In addition to investments reported at fair value, the CPP owns units of a benefit-responsive common/collective trust fund, which are reported at fair value and adjusted to contract value.  Contract value represents the accumulated contributions plus accrued net earnings minus distributions.  See Note 4 for discussion of benefit-responsive asset-backed contracts.
The Plan invests in cash, cash equivalents, and participant loans, all of which are held by the Trustee outside of the Master Trust.  Cash and equivalents are in a short-term investment fund that is valued at cost, which approximates fair value.  Participant loans are valued at amortized cost, which approximates fair value.  The Plan and the Master Trust consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Risks and uncertainties
The investment funds are exposed to various risks, such as interest rate risk, market risk, and credit risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and participant account balances.

Securities transactions and investment income
The Plan records interest on cash, cash equivalents, and participant loans held outside of the Master Trust when earned.  Purchases and sales of securities held outside of the Master Trust are recorded on the trade-date basis.
Purchases and sales of securities in the Master Trust are also recorded on the trade-date basis.  Realized gains (losses) on investments sold and unrealized appreciation (depreciation) for investments of the Master Trust are combined and presented as “Plan’s interest in Master Trust net investment activity” on the Statement of Changes in Net Assets Available for Plan Benefits.
Interest income of the Master Trust investments is recorded when earned.  Dividends on the Master Trust investments are recorded on the ex-dividend date.

Payment of benefits
Benefit payments to participants are recorded when paid.

Administrative expenses
All plan expenses, other than those elected to be paid by the Company, are paid by the Master Trust on behalf of the Plan.  Generally, trustee fees, recordkeeping fees, audit fees, and investment management fees, to the extent not elected to be paid by the Company, are paid from Master Trust assets and are charged to the plans participating in the Master Trust.  Expenses related to the direct management of the Master Trust are shared on an equitable basis by the participating plans.  Expenses specifically related to an individual plan, to the extent not paid by the Company, are charged to the assets of the Plan that incurred the charges.  In 2008, the Company elected to pay certain expenses specifically related to the Plan.  Total expenses paid by the Master Trust on behalf of the Plan are shown as a separate component in the Statement of Changes in Net Assets Available for Plan Benefits.

Note 3.  Fair Value Measurements

On January 1, 2008, the Plan adopted FASB Statement of Financial Accounting Standards No. 157 (SFAS No. 157), “Fair Value Measurements,” and related FASB staff positions.  SFAS No. 157 establishes a framework for measuring fair value as it relates to financial assets and liabilities and to nonfinancial assets and liabilities measured at fair value on a recurring basis.  That framework provides a three-level valuation hierarchy based upon observable and unobservable inputs, with preference given to observable inputs.  These two types of inputs create the following fair value hierarchy:

Level 1 -	quoted prices in active markets for identical instruments;
Level 2 -
significant other observable inputs, including quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and inputs other than quoted prices that are observable or are derived principally from or corroborated by observable market data for substantially the full term of the instrument; and

Level 3 -	unobservable inputs to the valuation model.

Valuation of investments
Exchange-traded derivative financial instruments, exchange-traded funds, and publicly traded equity securities are valued based on their quoted fair value by independent pricing vendors and are included in Level 1.  Mutual funds are valued at the net asset value of units held by the Master Trust and are included in Level 1.  Common/collective trust funds are valued at the net asset value of units held by the Master Trust and are included in Level 2.  Fixed income securities, such as corporate and government bonds, asset-backed securities, and other debt securities are valued using quotes from independent pricing vendors based on recent trading activity and other relevant information, including market interest rate curves, referenced credit spreads, and estimated prepayment rates, where applicable, and are included in Level 2.  Non-exchange-traded derivative financial instruments are valued in accordance with the investment managers’ fair value methods based on observable inputs, such as interest rate yield curve data, credit spread recovery rates, and recent trading activity from market makers, and are included in Level 2.
In certain circumstances, pricing vendors and investment managers may provide valuations that are based on significant unobservable inputs, and in those circumstances, the securities are classified as Level 3.  Certain securities priced using non-binding broker quotes are also included in Level 3.  Non-binding broker quotes are used as the primary basis for valuation when there is limited or no relevant market activity for a specific instrument.

The following table sets forth by level within the fair value hierarchy the fair value of Master Trust investments and participant loans held by the Plan as of December 31, 2008:

Description	Level 1	Level 2	Level 3	Total
Master Trust:
Cash and equivalents	$10,422,086	$124,635,210	$–	$135,057,296
U.S. and non-U.S. bonds and notes	–	1,171,319,474	7,971,391	1,179,290,865
Other U.S. and non-U.S. stock	923,860,808	50,000	–	923,910,808
Common/collective trust funds	–	561,848,319	–	561,848,319
Mutual funds	115,164,807	–	–	115,164,807
Halliburton stock	100,898,691	–	–	100,898,691
Derivatives	(2,838,601)	(29,566,997)	–	(32,405,598)
Wrapper contracts	–	–	2,928,720	2,928,720
Master Trust investments at fair value	1,147,507,791	1,828,286,006	10,900,111	2,986,693,908
Participant loans held by the Plan	–	–	128,272	128,272
Total investments at fair value	$1,147,507,791	$1,828,286,006	$11,028,383	$2,986,822,180

Changes in the fair value of Level 3 assets for the year ended December 31, 2008 were:

	Bonds	Wrapper	Participant
	and Notes	Contracts	Loans	Total
Fair value at January 1, 2008	$21,469,604	$288,784	$85,755	$21,844,143
Realized losses included in changes in net assets(a)	(14,372,996)	–	–	(14,372,996)
Unrealized gains (losses) included related to
instruments still held at December 31, 2008(a)	(2,790,921)	2,639,936	–	(150,985)
Purchases, issuances, and settlements	3,665,704	–	42,517	3,708,221
Fair value at December 31, 2008	$7,971,391	$2,928,720	$128,272	$11,028,383
(a) Included in “Net investment appreciation (depreciation)” on Master Trust changes in net assets table on page 11.

Note 4.  Investment Assets Held in the Master Trust

Certain assets of the Plan are combined with the assets of certain other benefit plans of affiliated companies in the Master Trust.  The assets of the Master Trust are segregated into 13 funds in which the defined contribution plans participate.  The combination of the plans’ assets is only for investment purposes, and the plans continue to be operated under their current individual plan documents, as amended.
The Master Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and certain administrative expenses) that can be specifically identified or allocated among all plans in proportion to the fair value of the assets assigned to each plan.
In April 2007, Halliburton completed the separation of KBR, Inc. (KBR) from the Company.  Accordingly, all assets of the plans sponsored by this former subsidiary were withdrawn from the Master Trust prior to the separation and transferred to a separate master trust.  Total plan assets withdrawn represented approximately 36% of the Master Trust net assets as of December 31, 2006.

Master Trust net assets and the Plan’s interest in Master Trust net assets were:

	December 31
	2008	2007
Assets
Investments
Cash and equivalents	$135,057,296	$145,446,709
U.S. bonds and notes	1,101,039,643	1,189,680,353
Other U.S. stock	592,344,650	648,856,042
Common/collective trust funds	561,848,319	515,691,288
Non-U.S. stock	331,566,158	601,523,748
Mutual funds	115,164,807	155,334,114
Halliburton stock	100,898,691	254,648,218
Non-U.S. bonds and notes	78,251,222	87,942,866
Wrapper contracts	2,928,720	288,784
Collateral received for securities loaned	–	487,268,935
Securities loaned
Other U.S. stock	–	282,154,610
U.S. bonds and notes	–	173,033,859
Non-U.S. stock	–	20,635,133
Derivatives	–	3,037,949
Investments at fair value	3,019,099,506	4,565,542,608
Receivables
Receivables for investments sold	464,951,917	216,993,811
Interest	13,546,802	13,614,722
Dividends	1,526,308	1,580,433
Other	590,519	378,549
Total receivables	480,615,546	232,567,515
Total assets	3,499,715,052	4,798,110,123

Liabilities
Payable for investments purchased	541,706,973	424,044,642
Investment in derivatives	32,405,598	–
Obligation for collateral received for securities loaned	–	487,268,935
Other payables	3,729,399	4,490,602
Total liabilities	577,841,970	915,804,179

Net assets reflecting all investments at fair value	2,921,873,082	3,882,305,944
Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	73,255,646	(20,926,440)
Net assets	$2,995,128,728	$3,861,379,504

Plan’s interest in Master Trust net assets at fair value	$2,804,944	$4,475,494
Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	22,881	(8,950)
Plan’s interest in Master Trust net assets	$2,827,825	$4,466,544
Plan’s percentage interest in Master Trust net assets	0.09%	0.12%

The 22% decrease in Master Trust net assets and resulting decrease in the Plan’s interest in Master Trust net assets during 2008 was chiefly the result of the downturn in global financial markets and broad economic decline worldwide during the year.
Master Trust changes in net assets from net investment activity were:

Year Ended
December 31, 2008
Net investment appreciation (depreciation)
Cash and equivalents	$(989)
Other U.S. stock	(379,905,847)
Non-U.S. stock	(295,018,542)
Common/collective trust funds	(127,254,164)
Halliburton stock	(107,030,936)
Mutual funds	(40,821,382)
U.S. bonds and notes	(31,198,132)
Derivatives	(5,432,872)
Non-U.S. bonds and notes	(4,258,891)
Other investments	6,783,752
Total net investment depreciation	(984,138,003)

Net investment income (loss)
Interest income	74,723,960
Dividend income	35,501,832
Other income	2,061,846
Expenses	(14,665,829)
Total net investment income	97,621,809

Changes in net assets from net investment activity	$(886,516,194)

Benefit-responsive asset-backed contracts
The SVPP invests primarily in separately managed asset-backed contracts that are fully benefit-responsive.  These asset-backed contracts have two components: (1) a portfolio of securities or underlying assets and (2) a wrap contract.  The underlying assets, generally fixed-income securities, are held by the Trustee for the sole benefit of the SVPP.  Depending on the securities, they are valued using either observable or unobservable inputs and are, therefore, included in Level 1, 2, or 3 of the fair value hierarchy.  Wrap contracts are entered into for a fee with a financial institution to assure contract value liquidity for plan participant-directed withdrawals, transfers, or loans.  The issuer of the contract (wrap provider) undertakes to repay the principal amount deposited plus accrued interest less expenses to fund participant-directed withdrawals, transfers, and loans.  The crediting rate of the asset-backed contract is a function of the relationship between the market value, yield, and duration of the underlying assets versus the contract value.  If the positive adjustment for the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value increases, the crediting rate at the next reset date will be negatively impacted and vice versa.  Interest rate change is a key factor that can influence future crediting rates because it impacts the value, yield, and duration of the underlying securities.  The contract rate is reset periodically by the wrap provider and cannot be less than zero.
The net average yield earned (lost) by the separately managed asset-backed contracts divided by the fair value of the underlying assets was (2.97)% for 2008 and 6.64% for 2007.  The net actual earnings credited to participants attributable to the separately managed asset-backed contracts divided by the fair value of the underlying assets was 5.64% for 2008 and 5.34% for 2007.

All of the separately managed asset-backed contracts held by the SVPP are fully participating contracts.  In a fully participating contract, the asset and liability risks may be transferred from the wrap provider to the SVVP in the event of a plan termination or non-participant-directed withdrawal, transfer, or loan.  The risk of this event happening is not probable.  The wrap provider may terminate a fully benefit-responsive contract and settle at an amount different from the contract value if the wrap provider of the SVPP is unable to meet the terms of the contract.
The Stable Value Premixed Portfolio and the Conservative Premixed Portfolio own units of a benefit-responsive common/collective trust fund.  The yield earned by the common/collective trust fund was 5.29% at December 31, 2008 and 5.24% at December 31, 2007.  This represents the annualized earnings of all investments divided by the fair value of all investments.  The yield credited by the common/collective trust fund to participants was 4.10% at December 31, 2008 and 5.09% at December 31, 2007.  This represents the annualized earnings credited to participants in the common/collective trust fund divided by the fair value of all investments.
The asset-backed contracts held by the common/collective trust fund are fully participating and hybrid contracts.  A hybrid contract is a combination of participating and non-participating contracts.  In non-participating contracts, the contract holder does not participate in asset and liability risks.
The following tables set forth the benefit-responsive asset-backed contracts held in the SVPP and CPP by the Master Trust as of December 31, 2008 and 2007.

December 31, 2008
	Moody’s		Wrapper
	Credit	Investment at	Contract at	Adjustment to	Investment at
Contract Issuer	Rating	Fair Value	Fair Value	Contract Value	Contract Value
Wells Fargo Stable Return
Fund - #1	n/a	$196,516,347	$ n/a	$10,998,275	$207,514,622
Metropolitan Life	Aa2	155,858,064	1,329,375	19,233,667	176,421,106
Monumental Life
Insurance Company	Aa3	168,653,505	429,064	6,704,019	175,786,588
Natixis Financial Products,
Inc. - #1	Aa3	186,340,309	–	(11,349,069)	174,991,240
Pacific Life Insurance
Company	Aa3	170,438,649	594,568	3,473,736	174,506,953
JPMorgan Chase - #1	Aaa	144,717,125	450,506	24,205,033	169,372,664
Natixis Financial Products,
Inc. - #2	Aa3	78,827,903	–	3,819,170	82,647,073
JPMorgan Chase - #2	Aaa	65,223,909	125,207	15,121,500	80,470,616
Wells Fargo Stable Return
Fund - #2	n/a	18,749,090	n/a	1,049,315	19,798,405
Total investments in
security-backed contracts		$1,185,324,901	$2,928,720	$73,255,646	$1,261,509,267

December 31, 2007
	Moody’s		Wrapper
	Credit	Investment at	Contract at	Adjustment to	Investment at
Contract Issuer	Rating	Fair Value	Fair Value	Contract Value	Contract Value
JPMorgan Chase - #1	Aaa	$171,259,448	$146,095	$(1,259,712)	$170,145,831
Monumental Life
Insurance Company	Aa3	169,260,960	–	(2,379,389)	166,881,571
Metropolitan Life	Aa2	169,433,840	–	(2,803,408)	166,630,432
Union Bank of
Switzerland, AG	Aaa	167,867,016	–	(2,717,393)	165,149,623
Natixis Financial Products,
Inc. - #1	Aa2	175,316,358	–	(12,153,386)	163,162,972
JPMorgan Chase - #2	Aaa	75,820,964	142,689	2,682,769	78,646,422
Natixis Financial Products,
Inc. - #2	Aa2	80,478,504	–	(2,409,872)	78,068,632
Wells Fargo Stable Return
Fund - #2	n/a	21,727,111	n/a	65,378	21,792,489
Wells Fargo Stable Return
Fund - #1	n/a	16,142,429	n/a	48,573	16,191,002
Total investments in
security-backed contracts		$1,047,306,630	$288,784	$(20,926,440)	$1,026,668,974

Derivatives
The Master Trust makes use of several investment strategies involving use of derivative investments.  The Investment Committee monitors risk indicators, such as duration, for the investment portfolios holding the derivatives.  Investment managers are allowed to use derivatives for such strategies as portfolio structuring, return enhancement, and hedging against deterioration of investment holdings from market and interest rate changes.  Derivatives may also be used to hedge against foreign currency fluctuations.  The Investment Committee does not allow investment managers for the Master Trust to use derivatives for speculative purposes.

Securities lending transactions
Certain manager accounts of the Master Trust participated in a securities lending program administered by State Street until the Investment Committee decided to withdraw from the program in 2008.  The transfers of assets under State Street’s securities lending program were secured borrowings with pledge of collateral.  The fair market value of the securities loaned was $475,823,602 as of December 31, 2007.  There were no securities of the Master Trust on loan at December 31, 2008.  As of December 31, 2007, none of the collateral received for securities loaned was sold or repledged.
Certain common/collective trust funds and mutual funds in which the Master Trust invests participate in securities lending programs.  The programs are administered by the trustee of the common/collective and mutual funds.

Note 5.  Investments

The fair value of individual investment funds held under the Master Trust that exceeded 5% of the Plan’s net assets were:
	December 31
	2008	2007
Participation in Master Trust at fair value:
Large Cap Value Equity Fund	$748,961	$1,337,155
Halliburton Stock Fund	627,175	1,312,321
Stable Value Premixed Portfolio	387,812	433,348
Balanced Fund	283,140	346,405
S&P 500 Index Fund	231,499	392,297
Bond Index Fund	188,644	186,078

Note 6.  Tax Status

The Internal Revenue Service informed the Company by a letter dated March 4, 2004, that the Plan and related trust were designed in accordance with the applicable provisions of the IRC.  The Plan has been amended since receiving the letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2008 and 2007.

Note 7.  Related-Party Transactions

Through its participation in the Master Trust, the Plan may invest in investment securities issued and/or managed by the Trustee and asset managers.  Additionally, the Master Trust invests in Halliburton Company’s common stock through the HSF.  These entities are considered parties-in-interest to the Plan.  These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

Note 8.  Reconciliation of Financial Statements to U.S. Department of Labor Form 5500

Following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2008 to the Form 5500.

December 31, 2008
Net assets available for plan benefits per the financial statements	$2,980,385
Less: Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	22,881
Net assets available for plan benefits per the Form 5500	$2,957,504

    For the year ended December 31, 2008, following is a reconciliation of the Plan’s interest in Master Trust net investment activity per the financial statements to the Form 5500.

Year Ended
December 31, 2008
Plan’s interest in Master Trust net investment activity per the financial statements	$(1,475,798)
Less: Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	22,881
Plan’s interest in Master Trust net investment activity per the Form 5500	$(1,498,679)

HALLIBURTON SAVINGS PLAN
EIN: 75-2677995
PLAN # 145
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

(a)	(b)	(c)	(d)	(e)
		Description of Investments,
	Identity of Issue,	Including Maturity Date, Rate
	Borrower, Lessor or	of Interest, Collateral, Par		Current
	Similar Party	or Maturity Value	Cost	Value
*	Halliburton Company	Investment in net assets of Halliburton
	Employee Benefit	Company Employee Benefit
	Master Trust	Master Trust	**	$2,804,944

*	Participant loans	Loans issued at interest rates between
		5.0% and 9.25% with various
		maturities	**	128,272

*	State Street Bank and	State Street Bank and Trust Company
	Trust Company	short-term investment fund	**	24,288
	Total			$2,957,504

*	Column (a) indicates each identified person or entity known to be a party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Halliburton Company Benefits Committee of the Halliburton Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                By:   /s/  Gilbert Chavez
                      Gilbert Chavez
                      Chairperson, Halliburton Company Benefits
                                                    Committee

               Date:   June 26, 2009